

Mail Stop 4631

November 17, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Lucie Presot
VP & CFO
Dundee Corporation
1 Adelaide Street East, 28th Floor
Toronto, Ontario, Canada M5C 2V9

       RE: Form 40-F for the fiscal year ended December 31, 2008
              Form 6-K filed on August 13, 2009
                 File No. 0-25542

Dear Ms. Presot:

       We have completed our review of your Form 40-F and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings related to legal matters, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                               Sincerely,

                               Rufus Decker
                               Accounting Branch Chief